

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 2, 2016

Eugene Jiang
Chief Executive Officer
American BriVision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10924

> **Re:** **American BriVision (Holding) Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 15, 2016**
> **File No. 333-213618**

Dear Mr. Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2016 letter.

Prospectus Cover Page

1.   We acknowledge your response to our prior comment 1. However, we do not see the information on the revised cover page. Please provide the price of your common stock as of the most recent practicable date.

Risk Factors
Our current products have certain side effects, page 8

2.   We refer to your revised disclosure in response to prior comment 3. You state that you have not identified serious adverse effects associated with any of your products. Please reconcile this disclosure with the adverse effects observed during the maitake mushroom extract clinical trial described at the website you list on page 32, which are labeled as

"serious adverse events" and which include adverse events that are not disclosed in your risk factor, such as decrease in platelet count, eye disorder and lung infection.

3. Please also explain the terms "pruritus" and "eosinophilia." In addition, your discussion on radix polygalae appears to minimize the risk of the side effects based on your study of a limited number of subjects. For example, we note that WebMD warns that when ingested on a long-term basis, it can be unsafe, and that it is unsafe to ingest for pregnant women because it could cause miscarriages. Please revise your risk factor to include all serious adverse effects for radix polygalae, or explain to us why these other effects are not applicable to your product candidate.

Our Licensed Compound, page 31

4. From the description of your business and the collaboration agreement, it appears that BioLite developed the compounds and assumes the responsibility for preparing and submitting the INDs and NDAs based on clinical trial results. The details of your arrangements related to the performance of the clinical trials are unclear. Please expand your discussion to clarify the following:
   - Please clarify the nature of your rights to clinical trial data resulting from clinical trials performed by MSKCC, MD Anderson Cancer Center, BioLite, the Taiwan medical sites or Stanford University.
   - Please clarify whether you bore any of the expenses of the clinical trials previously conducted or if you will bear any of the expenses to trials that have not yet been conducted.
   - Please identify the top U.S. cancer centers to develop a Phase II clinical trial IND package relating to ABV-1502.

5. We note your disclosure that the primary endpoints of the Phase I/II clinical trial conducted by MSKCC were safety and tolerability. Please clarify why this trial is a Phase I/II if it did not include any endpoints relating to efficacy.

6. We refer to our prior comment 7, and note that your disclosure continues to include brief statements that "safety was approved" for certain of your products. As noted in our prior comment, the safety of a drug is a determination to be made by the FDA and other comparable regulatory agencies. Additionally, as you note in your discussion of the FDA approval process on page 37, safety is continually assessed in each clinical trial phase, not upon the completion of a phase I clinical trial. When all clinical trials have been completed successfully, the FDA's determination is that the drug is safe and effective for use under the conditions prescribed, as opposed to safety being approved without qualification as to its use. Accordingly, please revise your disclosure to eliminate any suggestion that the FDA or any comparable regulatory authority has determined your products to be safe.

7.   Regarding the Phase II study for the use of ABV-1503 in the treatment of CLL, please disclose the primary and secondary endpoints of the study, the number of subjects you expect to participate in the study, the expected duration of the trial, and the method you will use to administer the product. In addition, you state here that you are currently preparing the IND package. Please clarify what this means in light of your statement on page 31 that BioLite is responsible for all IND packages and clinical study reports.

8.   We refer to your additional disclosure in response to our prior comment 8. Regarding your disclosure for Phase I clinical trials described on pages 31 - 32, please include the date an IND was filed for such trials, or explain why an IND was not required.

9.   In addition, for each described study on pages 31-33, please further expand on your disclosure to describe the results of the trials, including whether the primary and/or secondary endpoints were met. For example, on page 32, you state that the maitake mushroom extract study was to see whether maitake improves neutrophil count and function, but you do not discuss the results of the trial regarding the primary endpoint. In addition, we note that there is additional information regarding your products and prior trials contained in the Form 8-K that you filed on February 16, 2016. To the extent that the information continues to be relevant for your products, please add this information in the Form 8-K into your registration statement, or explain to us why the information is no longer material.

10.   Regarding ABV-1504, you state on page 32 that the Phase I and Phase II Part One trials were completed. Please expand your disclosure on page 33 to include a discussion of the Phase II Part One trial, and to discuss where you conducted these trials. For the Phase II Part One trial, please also disclose the period of the trial, the number of participants, and how you administered the products. On page 32, you state that BioLite plans to start Phase II Part Two for ABV-1504 during Q3 2016. Please provide an update regarding the current status of your plans for this trial.

11.   Based on the data at the website you reference at the bottom of page 32, it appears that although 45 subjects were enrolled in the clinical study, 24 patients were not treated. Please revise your disclosure to clarify the number of subjects that participated in the study and to reconcile the disclosure. Please also revise to explain the terms "hematopoiesis" and "myelodysplastic," and to disclose the method you used to administer the product.

Market Opportunity and Growth Strategy/Business Plan, page 33

12.   We note your response to comment 5 and that your business model appears to be dependent on medical research institutions conducting clinical trials of the compounds you license from BioLite. Please explain your plans in the absence of research institutions conducting clinical trials on any of these compounds.

13.   We not your disclosure that your business plan is to conduct a Phase II clinical trial for the "above licensed compound." It is unclear what compound you are referring to. Additionally, clarify whether you intend to contract with another party to conduct the Phase II trial.

14.   Your "competitive advantages" do not appear to reflect the current status of your business. For example, there is no guarantee you will demonstrate the desired result from any of your product candidates, you do not currently have any co-development agreements with leading big international pharmaceutical companies, and there is no guarantee you will enter into agreements which allow you to obtain a return on your investment at all. Please revise this discussion to delete the reference to these as advantages. Additionally, include risk factor disclosures clarifying that your plans are dependent on your ability to enter into such agreements and the potential consequences if you are not successful.

15.   We refer to your revised disclosure in response to our prior comment 10, and note that you intend to seek out companies that will sublicense rights to manufacture and commercialize your products. However, it does not appear that your current collaboration agreement with BioLite contemplates sublicensing. Please expand your disclosure to explain your ability to sublicense your rights under the collaboration agreement.

Intellectual Property, page 34

16.   We note your new disclosure in response to our prior comment 11. On page 35, it appears that the last four patents are pending applications that have been filed. However, based on disclosure in your Form 8-K filed on February 16, 2016, it appears that these patents were granted in 2006. Please reconcile your disclosures.

Executive Compensation, page 40

17.   Please reconcile your new disclosure on page 42 that you entered into an employment agreement with Ms. Huang in September 2016 with your disclosure on page 40 and in the fourth paragraph on page 42 that you entered into such agreement in February 2016. Since the summary compensation table indicates that she has not yet been paid a salary, please explain when her salary payments will begin. In addition, please file your employment contract with Ms. Huang in the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Selling Stockholders, page 45

18.   We refer to your revised selling stockholder table in response to our comment 16, and note that the ownership percentages after the offering do not seem to be accurate based

on a total of 213,303,222 outstanding shares of common stock. Please revise the table or provide an explanation regarding the reflected amounts.

Experts, page 52

19.   It appears that the name of the audit firm you identify, DCAW (CPA) Limited, is not the current name of this firm. Please revise your filing to include the current legal name of your auditor. This comment also applies to the name presented in the Index to Exhibits.

Condensed Consolidated Statements of Cash Flow, page F-4

20.   With regard to your response to prior comment 21, funds received from issuance of shares is a financing activity. Tell us what the $300,000 increase (decrease) in other payable relates to and if the $300,000 relates to financing activities rather than operating activities. We repeat: explain to us how your operations provided cash from operating activities of $45,871 for the period from July 21, 2015 to September 30, 2015 when you report no revenues.

Notes to Consolidated Financial Statements
Note 4 Collaborative Agreement, page F-7

21.   We acknowledge your response to prior comment 23. The license of product rights is an intangible asset that can only be capitalized if it has alternative future uses as stipulated in ASC 730-10-25-2c. Absent alternative future uses the acquisition of product rights to be used in research and development activities must be charged to research and development expenses immediately as stipulated in ASC 730-10-25-1. As previously requested, please tell us how each of the product rights you acquired have alternative future uses. Otherwise, please revise your financial statements to charge your entire $3.5 million upfront payment to research and development expenses.

Exhibit 23.1

22.   Please have your auditor remove their audit report filed as this exhibit and replace it with a currently dated consent to the inclusion of their report dated November 11, 2016 into your registration statement and the reference to their firm in the Experts section of your registration statement.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joan Wu, Esq. — Hunter Taubman Fischer & Li, LLC